Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

How The Prism Fund Creates Unique Access To Alts

by Yieldstreet | Staff



The Meaning of Alternative

When investors choose where to allocate their money, they often feel like they only have a limited, standard array of options: stocks, bonds, exchange traded funds (ETFs) or mutual funds. If they're creative, maybe they consider investing in commodities, gold or, these days, cryptocurrencies.

Alternative investments, by definition, offer something different. Alternatives may include art, or commercial loans, or real estate beyond one's home, or other categories like litigation or marine finance. The opportunity set in alternative investing has the potential to offer greater returns than what's typically to be had on the market and offer portfolio diversification, albeit with some additional risk.

However, historically it's been harder to invest in alternatives. These opportunities are not widely available on public exchanges, so investors have to find opportunities to seek out those investments. And given that alternatives are not as standard or fa [Chat] to investing in them can feel less secure than your typical stock or bond fund.

Yieldstreet's Prism Fund is set up as a way for individual investors to access the alternatives market in a much easier fashion. As discussed on a recent episode of *The Yield*, it also has several checks in place to help ensure investors' principle is protected.

Here's how the Prism Fund can serve as an onramp into alternatives:

Fund Instead Of Individual Investments

The Prism Fund is a closed-end fund registered under the Investment Company Act of 1940 ("'40 Act") that provides exposure to a variety of different alternative asset classes, which means instead of having to evaluate countless alternative investments in categories that range from litigation finance to modern art, investors can gain exposure to these various alternative asset classes with one, singular investment. This helps save time and helps simplify the process of investing in alternatives.

Lower Barrier To Entry

Unlike more traditional alternative investment vehicles, the Prism Fund is available to individual investors. As Jim Jessee, an Independent Director of the Fund, put it on *The Yield*, in "the traditional alternative space, you need a net worth of at least a million dollars, annual income of $200,000 to 300,000," whereas, "one of the great things with Prism is that for as little as $1,000 somebody can get in to take advantage of it." With $500 being the minimum investment in the Prism Fund, many more investors can take part than could in traditional alternatives investments. John Siciliano, Chairman of the Fund's Board of Directors, pointed out that the Prism Fund's having "a direct-to-investor platform" is ahead of its time.

Independent Oversight

Investing in a new asset class without support or guardrails can lead to undue risk. To address this for investors, the Prism Fund has a Board of Directors, with a majority of its Directors being Independent Directors This is a standard governance structure for any fund registered under the '40 Act, and it helps ensure that there are independent professionals who act on behalf of the Fund's shareholders, and not the Fund's investment adviser or management. Or as Siciliano put it, "it means that we are sitting there on behalf of the investors trying to represent their interests as best we can."

Opening The Door

Alternatives offer investors the potential benefits of diversification from traditional stock market investments, and the potential for higher returns. They are traditionally also more difficult to access than opening up a brokerage account and trading stocks and bonds.

The Yieldstreet Prism Fund was launched to help address that access issue, through a lower barrier to entry and simpler process, while also providing independent oversight from its Board of Directors. It's a way to break into a new world of investing without going it alone. If you're interested in that approach, learn more here.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska and North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

Published: 09/20/2021

How helpful is this content?

Share this article:

New   🕐 **Updated Sep 19**   New